Exhibit 99.1

Enerplus Announces Voting Results from the 2018 Annual Meeting of Shareholders

CALGARY, May 3, 2018 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from its Annual Meeting held Thursday, May 3, 2018. Each of the matters is described in greater detail in the 2018 Notice of Annual Meeting and Information Circular and Proxy Statement dated March 26, 2018 (the "Circular").

1. Election of Directors
Shareholders elected the following nine nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Michael R. Culbert	149,541,388	98.70%	1,969,384	1.30%
Ian C. Dundas	149,938,552	98.96%	1,572,220	1.04%
Hillary A. Foulkes	149,517,070	98.68%	1,993,702	1.32%
Robert B. Hodgins	138,946,082	91.71%	12,564,690	8.29%
Susan M. MacKenzie	142,601,172	94.12%	8,909,599	5.88%
Elliott Pew	149,912,314	98.94%	1,598,458	1.06%
Glen D. Roane	136,262,117	89.94%	15,248,655	10.06%
Jeffrey W. Sheets	150,516,501	99.34%	994,271	0.66%
Sheldon B. Steeves	150,486,821	99.32%	1,023,951	0.68%

2. Appointment of Auditors
Shareholders voted to approve the appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation:

Votes For	Votes Withheld
180,064,179	1,447,927

3. Approval of the Non-Binding Resolution on the Approach to Executive Compensation
Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation, as described in the Circular:

Votes For	Percent	Votes Against	Percent
144,916,496	95.65%	6,593,343	4.35%

About Us
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Shareholders may, upon request, receive a printed copy of our audited financial statements at any time.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2018/03/c7277.html

%CIK: 0001126874

For further information: Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 18:00e 03-MAY-18